# USA VIDEO INTERACTIVE CORP.

January 31st, 2005

RECEIVED
2005 FEB -9 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



05005710

**Securities and Exchange Commission**
Office of International Finance
450 - 5th Street NW
Washington, D.C. 20549

**FILE #82-1601**

Dear Sir/Madam:

**Re: USA Video Interactive Corp. (the *"Company"*)**
**News Release**

Enclosed for your reference is a copy of the Company's recent News Release, which was delivered to an acceptable dissemination service with instructions for "Immediate Release".

Yours truly,

***USA VIDEO INTERACTIVE CORP.***

*"Anton (Tony) J. Drescher"*

Per:
Anton (Tony) J. Drescher
Director

PROCESSED
FEB 1 1 2005
THOMSON
FINANCIAL

/ald
Encl.

#507, 837 West Hastings Street
Vancouver, BC V6C 3N6

☎(604) 685-1017
Fax (604) 685-5777



For release January 31, 2005

Contact USA Video Interactive Corp.
Phone: 860 434 5535 - Ext 125
e-mail: info@usvo.com

# SUMMARY DECISION ISSUED IN PATENT LITIGATION

(Old Lyme, Connecticut – January 31, 2005) - **USA Video Interactive Corp.** (OTCBB: USVO; TSX.V: US; BSE/Frankfurt: USF; **http://www.usvo.com**), regrets to announce that the Honorable Judge Kent A. Jordan of the U.S. District Court for the District of Delaware has entered an order of summary judgment against USVO in its patent infringement litigation against Movielink LLC. Management of USVO became aware of this adverse ruling after the close of business on Friday, January 28th, 2005. It is the court's determination that Movielink does not infringe USVO's U.S. patent No. 5,130,792 because of the way certain components of Movielink's accused system operate. Specifically, under the court's "Markman" construction of the term "initiates" in USVO's patent claims, the court concluded that "there is no issue of fact to prevent the conclusion that the Movielink Multi-CDN system does not have a distribution interface that 'initiates connections' ".

The court therefore granted certain Movielink motions as to non-infringement and otherwise denied both parties' pending motions as moot. The court declined to render a "Markman" construction of any other patent claim terms other than "initiates". The court did not determine that USVO's patent rights are invalid or unenforceable. Consequently, the patent in suit remains entitled to the legal presumption of validity, and other companies providing video on demand (VOD) products and services may still be liable for infringing the patent.

As to Movielink and the present litigation, USVO and its legal counsel are analyzing the court's written opinion and considering possible options for recourse within the court system. Accordingly, management cannot further comment on these developments at this time. Notwithstanding the court's adverse ruling, which applies only to Movielink, USVO is separately evaluating other companies' potential infringement with a view towards pursuing licensing opportunities where appropriate.

## Current Business

USVO has developed and is currently working towards the commercialization of a turn-key embedded work station that provides lip synchronized video/audio intelligent watermarking solution for content (movies, broadcasting) forensic tracking purposes (the "*MS 200*"). The MS 200 product will come as a professional rack-mount type workstation with SmartMark 2.0 embedded software that works with Windows 2000 or XP, in conjunction with existing professional recording/playback equipment. SmartMark 2.0 software can be used to insert a unique set of content density monitoring particles ('content agents') in USVO's MediaSentinel™ watermark generator that goes onto a digital tape. Any copy onto a disc or a peer-to-peer file still carries the set of content agents, creating a robust, video dynamics oriented watermark generation solution.

MediaSentinel™ is a digital watermark based technology, which deters video content piracy by preserving in any unauthorized copies, an encrypted identifier which was embedded in the original authorized video content.

With SmartMark 2.0 implemented into a MS 200 workstation, large volumes of uniquely watermarked digital master and sub-master copies can be created. Key management generates a set of keys unique for each user, such as company name, USVO's internal company code, or other parameter, used as a "seed" for key generation.

SmartMark 2.0 powers the underlying USVO MediaSentinel™ watermark technology as a significantly enhanced version of the same technology that was deployed last October at Lightning Media's facility,

Hollywood, California, with the primary goal of safeguarding the original content and assisting in the discovery of the origin of illegally copied and distributed versions of motion pictures and broadcast shows prior to their official release.

A new graphical user interface provides control of the watermarking and key management process. The results of the SmartMark 2.0 process are extremely piracy-attack resistant and uniquely marked and identify content master copies as an input onto a DVD disc.

**About USVO:**
USVO is a developer and supplier of Internet media delivery services, systems, and innovative end-to-end solutions. USVO developed its MediaSentinel digital watermarking technology and its StreamHQ architecture to provide a wide range of business customers with value-added media delivery services. USVO holds the pioneering patent for store-and-forward video, filed in 1990 and issued by the United States Patent and Trademark Office on July 14, 1992; it has been cited by at least 165 other patents. USVO holds similar patents in Germany, Canada, England, France, Spain, Italy and Japan. For more information, visit www.usvo.com.

On behalf of the Board of Directors
of **USA Video Interactive Corp.**

*"Edwin Molina",*
President and CEO

**USA Video Interactive** Corporate Headquarters Office: 83 Halls Road, Old Lyme, Connecticut, 06371 Telephone (860) 434 - 5535 Facsimile (860) 434 - 5782; Canada Office: 507 – 837 West Hastings Street, Vancouver, BC V6C 3N6. Trading symbol on the OTCBB: USVO; Trading symbol on the TSX Venture Exchange US; Trading symbol on the Berlin and Frankfurt Stock Exchanges: USF. CUSIP 902924208. For more information contact (860) 434 – 5535, Extension 125; contact@usvo.com



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